SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DIRECTV GROUP, INC.

(FORMERLY HUGHES ELECTRONICS CORPORATION)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

444418 10 7

(CUSIP Number)

Arthur M. Siskind, Esq.

News Corporation

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS News Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER 470,420,752 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 470,420,752 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 470,420,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 34.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Fox Entertainment Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER 470,420,752 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 470,420,752 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 470,420,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 34.0%
14	TYPE OF REPORTING PERSON CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

DIRECTV GROUP, INC. (FORMERLY HUGHES ELECTRONICS CORPORATION)

Introductory Statement

This Amendment No. 1 to the Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of DIRECTV Group, Inc., a Delaware corporation (the “Issuer”). This Amendment amends and supplements the Statement originally filed on December 24, 2003 with the Securities and Exchange Commission (the “Commission”) by The News Corporation Limited (“TNCL”), K. Rupert Murdoch and Fox Entertainment Group, Inc. (“Fox”) (such Statement, the “Prior Filing” and collectively with this Amendment No. 1, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filing.

This statement is filed in connection with a transaction pursuant to which TNCL, a previous reporting person hereunder, became an indirect wholly-owned subsidiary of News Corporation, a Delaware corporation (the “Reorganization”). Prior to the Reorganization, TNCL was a reporting person because it was the ultimate parent corporation of the record owner of the Issuer’s securities. Following the Reorganization, Fox remains the record owner of the Issuer’s securities with News Corporation as the ultimate parent corporation. The Reorganization was effectuated through a share exchange in which TNCL shareholders received News Corporation shares in exchange for the cancellation of their TNCL shares. Immediately prior to the Reorganization, News Corporation had no assets or liabilities other than nominal assets or liabilities.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety to read as follows:

This Statement is being filed by (i) News Corporation (“News Corporation”), a Delaware corporation with its principal executive offices located at 1211 Avenue of the Americas, New York, New York 10036, and (ii) Fox Entertainment Group, Inc. (“FEG”), a Delaware corporation, with its principal executive offices at 1211 Avenue of the Americas, New York, New York 10036.

News Corporation and FEG are referred to herein collectively as the “Reporting Persons.” The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in Schedule I attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule I (the “Schedule I Persons”) is a United States citizen unless otherwise indicated.

News Corporation is a diversified international media and entertainment company with operations in eight industry segments, including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers, book publishing and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Italy, Asia, Australia and the Pacific Basin.

FEG, an indirect subsidiary of News Corporation, is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. 82.1% of the equity and 97.0% of the voting power of FEG is owned by News Corporation through certain intermediaries.

During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule I Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is amended and restated to read in its entirety as follows:

This statement is filed in connection with a transaction pursuant to which TNCL, a previous reporting person hereunder, became an indirect wholly-owned subsidiary of News Corporation, a Delaware corporation (the “Reorganization”). Prior to the Reorganization, TNCL was a reporting person because it was the ultimate parent corporation of the record owner of the Issuer’s securities. Following the Reorganization, FEG remains the record owner of the Issuer’s securities with News Corporation as the ultimate parent corporation. The Reorganization was effectuated through a share exchange in which TNCL shareholders received News Corporation shares in exchange for the cancellation of their TNCL shares. Immediately prior to the Reorganization, News Corporation had no assets or liabilities other than nominal assets or liabilities.

See Items 3 and 6, which are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated to read in its entirety as follows:

FEG is the record and beneficial owner of an aggregate of 470,420,752 shares of Common Stock, representing a 34% interest in the Issuer (“FEG Owned Shares”). News Corporation may be deemed to be the indirect beneficial owner of FEG Owned Shares by virtue of its holding approximately 82.1% of the equity and 97.0% of the voting power of FEG. For purposes of computing the percentage of beneficial ownership of the Reporting Persons, the total number of shares of Common Stock considered to be outstanding is 1,385,257,327.

Other than as stated herein, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2004	NEWS CORPORATION

	By:	/s/ Arthur M. Siskind
	Name:	Arthur M. Siskind
	Title:	Director

Dated: November 12, 2004	FOX ENTERTAINMENT GROUP, INC.

	By:	*
	Name:	K. Rupert Murdoch
	Title:	Chairman and Chief Executive Officer

*By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Attorney-in-Fact

SCHEDULE I

Schedule I is hereby amended and restated to read in its entirety as follows:

The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons:

NEWS CORPORATION

Peter Barnes

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Chase Carey

CEO, The DIRECTV Group, Inc.

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Peter Chernin

Director, President and Chief Operating Officer, News Corporation

c/o Fox Entertainment Group, Inc.

10201 West Pico Blvd.

Los Angeles, CA 90035

Ken Cowley(1)

Chairman, Independent Newspapers Ltd.

Director, News Corporation

c/o The News Corporation Limited

2 Holt Street

Surry Hills, NSW 2010

Australia

David F. DeVoe

Director, Sr. Exec. Vice President and Chief Financial Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Viet Dinh

Professor of Law, Georgetown University

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Rod Eddington(2)

CEO, British Airways plc

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Lawrence A. Jacobs

Executive Vice President and Deputy General Counsel, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Andrew Knight(2)

Non-Executive Director, Rothschild Investment Trust Capital Partners plc

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

K. Rupert Murdoch

Chairman and Chief Executive Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Lachlan Murdoch

Director and Deputy Chief Operating Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

John Nallen

Executive Vice President, Deputy Chief Financial Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Thomas J. Perkins

Principal, Kleiner Perkins Caufield & Byers

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Stanley S. Shuman

Managing Director, Allen & Company LLC

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Arthur M. Siskind

Director, Sr. Exec. Vice President and Group General Counsel, News Corporation

1211 Avenue of the Americas

New York, NY 10036

John L. Thornton

Professor of Global Leadership, Tsinghua University of Beijing

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

1	Citizen of Australia
2	Citizen of the United Kingdom

FOX ENTERTAINMENT GROUP, INC.

Peter Chernin

Director, President and Chief Operating Officer, News Corporation

President and Chief Operating Officer, FEG

10201 West Pico Blvd.

Los Angeles, CA 90035

Christos Cotsakos

Managing Partner, Pennington Ventures LLC

Director, FEG

1211 Avenue of the Americas

New York, New York 10036

David F. DeVoe

Sr. Exec. VP and Chief Financial Officer, News Corporation

Senior Executive Vice President and Chief Financial Officer, FEG

1211 Avenue of the Americas

New York, New York 10036

Lachlan Murdoch

Deputy Chief Operating Officer, News Corporation

President of Fox Television Stations

1211 Avenue of the Americas

New York, New York 10036

K. Rupert Murdoch

Chairman and Chief Executive Officer, News Corporation

Chairman and Chief Executive Officer, FEG

1211 Avenue of the Americas

New York, New York 10036

Peter J. Powers

President and Chief Executive Officer, Powers Global Strategies, LLC

Director, FEG

1211 Avenue of the Americas

New York, New York 10036

Arthur M. Siskind

Sr. Exec. VP and Group General Counsel, News Corporation

Sr. Exec. VP and General Counsel, FEG

1211 Avenue of the Americas

New York, NY 10036